**Dreyfus Florida Municipal Money Market Fund**
**Statement of Investments**
**August 31, 2005 (Unaudited)**

| Tax Exempt Investments--97.5% | Principal Amount ($) | | Value ($) |
|---|---|---|---|
| Alachua County, Industrial Revenue | | | |
| (North Central Florida YMCA) 2.59% | | | |
| (LOC; SouthTrust Bank) | 1,745,000 | a | 1,745,000 |
| Alachua County Health Facilities Authority, | | | |
| Health Care Facilities Revenue | | | |
| (Oak Hammock University Project) 2.32% | | | |
| (LOC; BNP Paribas) | 4,665,000 | a | 4,665,000 |
| Bay County, Water Systems Revenue: | | | |
| 4.85%, 9/1/2005 (Insured; AMBAC) | 100,000 | | 100,000 |
| Refunding 3%, 9/1/2005 (Insured; AMBAC) | 135,000 | | 135,000 |
| Brevard County, GO Notes 2.50%, 9/1/2005 | | | |
| (Insured; AMBAC) | 275,000 | | 275,000 |
| Broward County: | | | |
| IDR: | | | |
| (GB Instruments Inc. Project) | | | |
| 2.64% (LOC; Bank of America) | 2,100,000 | a | 2,100,000 |
| (Rex Three Inc. Project) | | | |
| 2.59% (LOC; Wachovia Bank) | 2,300,000 | a | 2,300,000 |
| Sales Tax Revenue, CP 2.95%, 11/10/2005 | | | |
| (Liquidity Facility; Dexia Credit Locale) | 4,250,000 | | 4,250,000 |
| Broward County Educational Facilities Authority, | | | |
| Educational Facilities Revenue (Nova Southeastern | | | |
| University Project) 2.34 (LOC; Bank of America) | 2,400,000 | a | 2,400,000 |
| Broward County Health Facilities Authority, | | | |
| Health Care Facilities Revenue, Refunding | | | |
| (John Knox Village Project) 2.50% | | | |
| (Insured; Radian Bank and Liquidity Facility; | | | |
| SunTrust Bank) | 6,930,000 | a | 6,930,000 |
| Broward County Housing Finance Authority, | | | |
| MFHR: | | | |
| (Cypress Grove Apartments Project) | | | |
| 2.64% (Liquidity Facility; Sun America Inc.) | 15,000,000 | a | 15,000,000 |
| (Golf View Gardens Apartments Project) | | | |
| 2.59% (LOC; Regions Bank) | 8,850,000 | a | 8,850,000 |
| SFMR (Merlots Program ) | | | |
| 2.45% (Insured: FNMA and GNMA and | | | |
| Liquidity Facility; Wachovia Bank) | 25,000 | a | 25,000 |
| Cape Coral, GO Notes, CP 3%, 2/17/2006 | | | |
| (LOC; Bank of America) | 4,500,000 | | 4,500,000 |
| Collier County Health Facilities Authority, HR | | | |
| (Cleveland Clinic) 2.33% (LOC; JPMorgan Chase Bank) | 5,600,000 | a | 5,600,000 |
| Collier County Industrial Development Authority, IDR | | | |
| (March Project) 2.64% (LOC; Wachovia Bank) | 2,900,000 | a | 2,900,000 |
| Dade County Industrial Development Authority, | | | |
| PCR, Refunding | | | |
| (Florida Power and Light Co. Project) 2.41% | 7,635,000 | a | 7,635,000 |
| Escambia County Housing Finance Authority, SFMR | | | |
| (Merlots Program) 2.45% (Insured: FNMA and GNMA | | | |
| and Liquidity Facility; Wachovia Bank) | 2,645,000 | a | 2,645,000 |
| Florida Development Finance Corporation, IDR: | | | |
| (Air Technology) | | | |
| 2.64% (LOC; Wachovia Bank) | 2,000,000 | a | 2,000,000 |
| (Byrd Technologies Inc.) | | | |
| 2.64% (LOC; Wachovia Bank) | 1,450,000 | a | 1,450,000 |
| (Downey Glass Industries) | | | |
| 2.64% (LOC; Wachovia Bank) | 770,000 | a | 770,000 |

| | | | |
|---|---|---:|---:|
| (DSLA Realty LC Project) | | | |
| 2.64% (LOC; SunTrust Bank) | | 1,350,000 a | 1,350,000 |
| (Energy Planning Associates) | | | |
| 2.64% (LOC; Wachovia Bank) | | 1,390,000 a | 1,390,000 |
| (Enterprise Bond Program): | | | |
| 2.64% (LOC; Wachovia Bank) | | 3,075,000 a | 3,075,000 |
| 2.64% (LOC; Wachovia Bank) | | 1,020,000 a | 1,020,000 |
| (Enterprise Bond Twin Vee) | | | |
| 2.51% (LOC; SunTrust Bank) | | 1,720,000 a | 1,720,000 |
| (Florida Steel Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 975,000 a | 975,000 |
| (Inco Chemical Supply Co.) | | | |
| 2.64% (LOC; Wachovia Bank) | | 1,835,000 a | 1,835,000 |
| (Increte LLC Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 2,055,000 a | 2,055,000 |
| (Jamivon Properties Inc.) | | | |
| 2.64% (LOC; Wachovia Bank) | | 1,600,000 a | 1,600,000 |
| (Kelray Real Estate Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 870,000 a | 870,000 |
| Refunding (Charlotte Community Project) | | | |
| 2.54% (LOC; SunTrust Bank) | | 1,380,000 a | 1,380,000 |
| (Retro Elevator Corporation Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 845,000 a | 845,000 |
| (R.L. Smith Investments LLC) | | | |
| 2.64% (LOC; SunTrust Bank) | | 1,000,000 a | 1,000,000 |
| (Suncoast Bakeries Inc.) | | | |
| 2.59% (LOC; SunTrust Bank) | | 800,000 a | 800,000 |
| (Trese Inc. Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 1,120,000 a | 1,120,000 |
| (University of Southern Florida Foundation) | | | |
| 2.64% (LOC; SunTrust Bank) | | 1,000,000 a | 1,000,000 |
| Florida Gulf Coast University Financing Corporation, | | | |
| Capital Improvement Revenue (Housing Project) | | | |
| 2.50%, 2/1/2006 (LOC; Wachovia Bank) | | 5,000,000 | 5,000,000 |
| Florida Housing Finance Corporation, MFHR | | | |
| (Falls of Venice Project) 2.55% | | | |
| (Insured; FNMA and Liquidity Facility; FNMA) | | 8,385,000 a | 8,385,000 |
| Florida Rural Utility Financing Commission, Revenue | | | |
| (Public Project Construction) | | | |
| 4%, 5/1/2006 | | 6,595,000 | 6,642,002 |
| Florida State Board of Education, Lottery Revenue | | | |
| 2.53% (Insured; FGIC and Liquidity Facility; | | | |
| JPMorgan Chase Bank) | | 3,500,000 a | 3,500,000 |
| Gulf Breeze, Health Care Facilities Revenue | | | |
| (Heritage Health Care Project) 2.65% | | | |
| (Insured; Sun America Inc.) | | 16,030,000 a | 16,030,000 |
| Hillsborough County Aviation Authority: | | | |
| Revenue: | | | |
| (Merlots Program) 2.45% | | | |
| (Insured; MBIA and Liquidity Facility; Wachovia Bank) | | 1,990,000 a | 1,990,000 |
| Refunding (Tampa International Airport) | | | |
| 4%, 10/1/2005 (Insured; MBIA) | | 140,000 | 140,216 |
| Transportation Revenue, CP: | | | |
| 2.12%, 9/8/2005 (LOC; State Street Bank and Trust Co.) | | 4,030,000 | 4,030,000 |
| 2.50%, 11/17/2005 (LOC; State Street Bank and Trust Co.) | | 3,850,000 | 3,850,000 |
| Hillsborough County Industrial Development Authority: | | | |
| Cigarette Tax Allocation Revenue | | | |
| (H. Lee Moffitt Cancer Project) 5%, 9/1/2005 | | | |
| (Insured; AMBAC) | | 2,845,000 | 2,845,000 |
| IDR: | | | |
| (Allied Aerofoam Project) 2.44% | | | |
| (LOC; Wachovia Bank) | | 2,650,000 a | 2,650,000 |
| Refunding (Leslie Controls Inc.) | | | |

| | | | |
|---|---|---|---|
| 2.59% (LOC; SunTrust Bank) | 3,535,000 | a | 3,535,000 |
| (Seaboard Tampa Terminals) 2.75% (LOC; Wachovia Bank) | 2,400,000 | a | 2,400,000 |
| Recreational Revenue (Tampa Metropolitan Area YMCA Project) 2.55% (LOC; Bank of America) | 800,000 | a | 800,000 |
| Hollywood, GO Notes 2.53% (Insured; FGIC and Liquidity Facility; JPMorgan Chase Bank) | 6,385,000 | a | 6,385,000 |
| Jacksonville: | | | |
| CP: | | | |
| 2.65, 11/14/2005 (LOC; Landesbank Baden-Wuerttemberg) | 5,000,000 | | 5,000,000 |
| 2.65%, 12/20/2005 | 8,000,000 | | 8,000,000 |
| PCR, Refunding (Florida Power and Light Co. Project) 2.41% | 17,600,000 | a | 17,600,000 |
| Transportation Revenue 3.60%, 10/1/2005 (Insured; MBIA) | 200,000 | | 200,247 |
| Jacksonville Economic Development Commission, IDR (Load King Manufacturing Co. Inc. Project) 2.64% (LOC; SouthTrust Bank) | 2,520,000 | a | 2,520,000 |
| JEA: | | | |
| CP: | | | |
| 2.54%, 11/9/2005 (Liquidity Facility; JPMorgan Chase Bank) | 4,300,000 | | 4,300,000 |
| 2.65%, 11/14/2005 (Liquidity Facility; Dexia Credit Locale) | 5,000,000 | | 5,000,000 |
| 2.67%, 11/17/2005 (Liquidity Facility; Landesbank Hessen-Thuringen Girozentrale) | 5,000,000 | | 5,000,000 |
| Electric Systems Revenue 2.50%, 10/1/2005 | 1,000,000 | | 1,000,428 |
| Saint John's River Power Park Systems Revenue, Refunding: | | | |
| 5%, 10/1/2005 | 3,355,000 | | 3,361,215 |
| 5%, 10/1/2005 | 600,000 | | 601,490 |
| Kissimmee Utility Authority, Electric Revenue, CP: | | | |
| 2.50%, 10/12/2005 (Liquidity Facility; JPMorgan Chase Bank) | 7,300,000 | | 7,300,000 |
| 2.65%, 11/16/2005 (Liquidity Facility; JPMorgan Chase Bank) | 3,000,000 | | 3,000,000 |
| Lake County Industrial Development Authority, Industrial Revenue (Locklando Door and Millwork) 2.59% (LOC; Wachovia Bank) | 3,485,000 | a | 3,485,000 |
| Lee County: | | | |
| Airport Revenue 2.57% (Insured; FSA and Liquidity Facility; Merrill Lynch) | 1,290,000 | a | 1,290,000 |
| Revenue, Refunding 4.40%, 10/1/2005 (Insured; AMBAC) | 100,000 | | 100,144 |
| Lee County Housing Finance Authority: | | | |
| MFHR (Heron Pond Apartments) 2.59% (LOC; Regions Bank) | 6,155,000 | a | 6,155,000 |
| SFMR (Merlots Program) 2.45% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank) | 3,720,000 | a | 3,720,000 |
| Lee Memorial Health System, HR Refunding 3%, 4/1/2006 (Insured; MBIA) | 1,045,000 | | 1,046,772 |
| Manatee County, PCR, Refunding (Florida Power and Light Co. Project) 2.30% | 3,400,000 | a | 3,400,000 |
| Marion County Industrial Development Authority, IDR (Universal Forest Products) 2.64% (LOC; Wachovia Bank) | 2,500,000 | a | 2,500,000 |
| Martin County, PCR, Refunding (Florida Power and Light Co. Project) 2.38% | 10,100,000 | a | 10,100,000 |
| Miami-Dade County: | | | |
| Aviation Revenue, Refunding (Miami International Airport): | | | |
| 5%, 10/1/2005 (Insured; MBIA) | 2,740,000 | | 2,746,774 |
| 5.75%, 10/1/2005 (Insured; FSA) | 7,490,000 | | 7,513,299 |
| Special Obligation Revenue, Refunding | | | |

| | | |
|---|---|---|
| 6%, 10/1/2005 (Insured; AMBAC) | 4,250,000 | 4,264,053 |
| Miami-Dade County Industrial Development Authority: | | |
| IDR: | | |
| (Dutton Press Inc. Project) 2.59% (LOC; SunTrust Bank) | 1,100,000 a | 1,100,000 |
| (Futurama Project) 2.64% (LOC; SouthTrust Bank) | 2,300,000 a | 2,300,000 |
| (Ram Investments Project) 2.59% (LOC; Wachovia Bank) | 3,010,000 a | 3,010,000 |
| Industrial Revenue | | |
| (Altira Inc. Project) 2.46% (LOC; SunTrust Bank) | 2,550,000 a | 2,550,000 |
| Private Schools Revenue | | |
| (Gulliver Schools Project) | | |
| 2.55% (LOC; Bank of America) | 1,150,000 a | 1,150,000 |
| SWDR (Waste Management Inc.) 2.60% | | |
| (Liquidity Facility; Lloyds TSB Bank) | 4,245,000 a | 4,245,000 |
| North Miami, Educational Facilities Revenue | | |
| (Miami Country Day School Project) | | |
| 2.55% (LOC; Bank of America) | 450,000 a | 450,000 |
| Orange County Health Facility Authority, | | |
| Health Care Facilities Revenue, CP 2.65%, 10/25/2005 | | |
| (LOC; SunTrust Bank) | 4,700,000 | 4,700,000 |
| Orange County Housing Finance Authority, | | |
| MFHR (Windsor Pines Partners) | | |
| 2.43% (LOC; Bank of America) | 5,370,000 a | 5,370,000 |
| Orlando Utilities Commission, Water and Electric Revenue, | | |
| Refunding 5.75%, 10/1/2005 | 250,000 | 250,778 |
| Palm Beach County, IDR, Refunding | | |
| (Eastern Metal Supply) 2.59% (LOC; Wachovia Bank) | 2,930,000 a | 2,930,000 |
| Palm Beach County Educational Facilities Authority, | | |
| College and University Revenue | | |
| (Atlantic College) 2.55% (LOC; Bank of America) | 11,800,000 a | 11,800,000 |
| Palm Beach County Housing Finance Authority, MFHR | | |
| (Azalea Place Apartments Project) | | |
| 2.45% (LOC; SunTrust Bank) | 2,350,000 a | 2,350,000 |
| Palm Beach County School District, | | |
| TAN 3%, 9/28/2005 | 500,000 | 500,342 |
| Pasco County, Solid Waste Disposal and Resource | | |
| Recovery System Revenue 5.75%, 4/1/2006 (Insured; AMBAC) | 1,000,000 | 1,015,940 |
| Pasco County Educational Facilities Authority, | | |
| College and University Revenue | | |
| (Saint Leo University Project) 2.61% | | |
| (LOC; Amsouth Bank) | 310,000 a | 310,000 |
| Pinellas County Housing Finance Authority: | | |
| MFHR (Alta Largo Apartments Project) | | |
| 2.57% (LOC; Amsouth Bank) | 7,000,000 a | 7,000,000 |
| SFMR 2.58% (GIC; Rabobank and Liquidity Facility; | | |
| Merrill Lynch) | 5,690,000 a | 5,690,000 |
| Pinellas County Industrial Development Authority, IDR: | | |
| (Sure-Feed Engineering Project) | | |
| 2.60% (LOC; Bank of America) | 465,000 a | 465,000 |
| (Ven Tel Plastics Project) | | |
| 2.59% (LOC; Wachovia Bank) | 4,015,000 a | 4,015,000 |
| Pinellas County Industry Council, IDR | | |
| (Molex ETC Inc. Project) 2.64% (LOC; Wachovia Bank) | 2,350,000 a | 2,350,000 |
| Polk County Industrial Development Authority, IDR | | |
| (Treatt Inc. Project) 2.60% (LOC; Bank of America) | 4,110,000 a | 4,110,000 |
| Putnam County Development Authority, PCR | | |
| (National Rural Utilities-Seminole Electric): | | |
| 2.65% | 400,000 a | 400,000 |
| 2.65% | 480,000 a | 480,000 |
| Refunding (Florida Power and Light Co. Project) 2.30% | 480,000 a | 480,000 |
| Riviera Beach, IDR | | |
| (K. Rain Manufacturing Project) | | |
| 2.59% (LOC; SunTrust Bank) | 2,320,000 a | 2,320,000 |
| Roaring Fork Municipal Products LLC, Revenue | | |

| | | | |
|---|---|---:|---:|
| 2.64% (Insured; MBIA and Liquidity Facility; The Bank of New York) | | 12,540,000 a | 12,540,000 |
| Saint John's County Industrial Development Authority, IDR (Bronz-Glow Technologies Project) | | | |
| 2.64% (LOC; Wachovia Bank) | | 1,295,000 a | 1,295,000 |
| Saint Lucie County, IDR (A-1 Roof Trusses Co. Project) | | | |
| 2.64% (LOC; SouthTrust Bank) | | 1,195,000 a | 1,195,000 |
| Saint Petersburg Health Facilities Authority, Health Care Facilities, Revenue (American Lung Association) | | | |
| 2.59% (LOC; Wachovia Bank) | | 540,000 a | 540,000 |
| Sarasota County, IDR (Sarasota Military Academy) | | | |
| 2.59% (LOC; Wachovia Bank) | | 2,000,000 a | 2,000,000 |
| Sumter County Industrial Development Authority: IDR (Robbins Manufacturing Co. Project) | | | |
| 2.59% (LOC; Wachovia Bank) | | 440,000 a | 440,000 |
| Revenue (Villages Tri-County Medical Center) | | | |
| 2.59% (LOC; SunTrust Bank) | | 3,306,000 a | 3,306,000 |
| Sunshine State Governmental Financing Commission, Revenue, CP 2.68%, 10/7/2005 (Liquidity Facility; DEPFA Bank PLC) | | 3,500,000 | 3,500,000 |
| Tamarac, IDR (Arch Aluminum and Glass Co.) 2.52% (LOC; Comerica Bank) | | 1,000,000 a | 1,000,000 |
| Tampa: Occupational License Tax Revenue, Refunding | | | |
| 3.50%, 10/1/2005 (Insured; FGIC) | | 100,000 | 100,115 |
| Revenue (Catholic Health East) | | | |
| 5.25%, 11/15/2005 (Insured; MBIA) | | 300,000 | 301,820 |
| Tampa Sports Authority, Revenue (Stadium Project) 6%, 1/1/2006 (Insured; MBIA) | | 100,000 | 101,145 |
| West Palm Beach, Guaranteed Entitlement Revenue, Refunding 2.50%, 10/1/2005 (Insured; FSA) | | 300,000 | 300,087 |
| | | | |
| **Total Investments** (cost $373,657,869) | **97.5%** | | **373,657,869** |
| | | | |
| **Cash and Receivables (Net)** | **2.5%** | | **9,416,903** |
| | | | |
| **Net Assets** | **100.0%** | | **383,074,772** |

Summary of Abbreviations

| | | | |
|---|---|---|---|
| ACA | American Capital Access | IDB | Industrial Development Board |
| AGIC | Asset Guaranty Insurance Company | IDC | Industrial Development Corporation |
| AMBAC | American Municipal Bond Assurance Corporation | IDR | Industrial Development Revenue |
| ARRN | Adjustable Rate Receipt Notes | LOC | Letter of Credit |
| BAN | Bond Anticipation Notes | LOR | Limitied Obligation Revenue |
| BIGI | Bond Investors Guaranty Insurance | LR | Lease Revenue |
| BPA | Bond Purchase Agreement | MBIA | Municipal Bond Investors Assurance |
| CGIC | Capital Guaranty Insurance Company | | Insurance Corporation |
| CIC | Continental Insurance Company | MFHR | Multi-Family Housing Revenue |
| CIFG | CDC Ixis Financial Guaranty | MFMR | Multi-Family Mortgage Revenue |
| CMAC | Capital Market Assurance Corporation | PCR | Pollution Control Revenue |
| COP | Certificate of Participation | RAC | Revenue Anticipation Certificates |
| CP | Commercial Paper | RAN | Revenue Anticipation Notes |
| EDR | Economic Development Revenue | RAW | Revenue Anticipation Warrants |
| EIR | Environment Improvement Revenue | RRR | Resources Recovery Revenue |
| FGIC | Financial Guaranty Insurance Company | SAAN | State Aid Anticipation Notes |
| FHA | Federal Housing Administration | SBPA | Standby Bond Purchase Agreement |
| FHLB | Federal Home Loan Bank | SFHR | Single Family Housing Revenue |
| FHLMC | Federal Home Loan Mortgage Corporation | SFMR | Single Family Mortgage Revenue |
| FNMA | Federal National Mortgage Association | SONYMA | State of New York Mortgage Agency |
| FSA | Financial Security Assurance | SWDR | Solid Waste Disposal Revenue |
| GAN | Grant Anticipation Notes | TAN | Tax Anticipation Notes |
| GIC | Guaranteed Investment Contract | TAW | Tax Anticipation Warrants |
| GNMA | Government National Mortgage Association | TRAN | Tax and Revenue Anticipation Notes |
| GO | General Obligation | XLCA | XL Capital Assurance |
| HR | Hospital Revenue | | |

Summary of Combined Ratings (Unaudited)

| Fitch | or | Moody's | or | Standard & Poor's | Value (%)* |
|---|---|---|---|---|---|
| F1+, F1 | | VMIG1, MIG1, P1 | | SP1+, SP1, A1+, A1 | 75.5 |
| AAA, AA, A b | | Aaa, Aaa, A b | | AAA, AA, A b | 8.7 |
| Not Rated c | | Not Rated c | | Not Rated c | 15.8 |
| | | | | | **100.0** |

* Based on total investments.

a Securities payable on demand.  Variable interest rate--subject to periodic change.
b Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.
c Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager
   to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual
and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.